Exhibit 21.1

List of Subsidiaries of Versus Systems Inc.

Name	Jurisdiction of Incorporation or Organization

Versus Systems Holdco, Inc.	Nevada

Versus, LLC	Nevada

Xcite Interactive, Inc	Delaware

Versus Systems UK Ltd	United Kingdom